Exhibit 21.1

Accolade, Inc.

Subsidiaries of the Registrant

The following is a list of the Company’s consolidating subsidiaries as of February 28, 2021.

Name of Subsidiary	State or Jurisdiction of Incorporation
Accolade Techologies sro	Czech Republic
MD Insider, Inc.	Delaware